MECHEL REPORTS THE 2010 NINE MONTHS FINANCIAL RESULTS

Revenue amounted to $7.0 billion
Consolidated adjusted EBITDA amounted to $1.4 billion
Net income attributable to shareholders of Mechel OAO amounted to $462 million

Moscow, Russia – December 14, 2010 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel group, today announced financial results for the 2010 nine months.

Mechel’s CEO Yevgeny Mikhel commented on the third quarter of 2010 results: “The achieved results are a legitimate reflection of the effort we have invested during this period to strengthen the Group’s position and expand the scale of its business. All this time we have been working hard at increasing production figures, cutting expenses, optimizing the debt portfolio and perfecting the marketing structure. This allowed us to make good use of favorable market environment and significantly improve financial performance as compared with the same period last year.”

Consolidated Results For the Nine Months of 2010

US$ thousand	9M 2010	9M 2009	Change Y-on-Y
Revenue from external customers	6,976,148	4,034,220	72.9%

Intersegment sales (1)	1,193,169	642,053	85.8%

Operating income	1,036,539	114,278	807.0%

Operating margin	14.86%	2.83%	-

Net income /(loss) attributable to shareholders of Mechel OAO	462,268	(339,784)	236.0%

Adjusted EBITDA (2) (3)	1,388,173	416,829	233.0%

Adjusted EBITDA, margin (2)	19.90%	10.33%	-

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moskoks and Mechel-Coke to the Mining segment. In prior periods, they were included in the Steel segment. The comparative data for period of 9 months ended September 30, 2009 was restated accordingly to account for the coke producing facilities in the Mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA cleaned of effects of remeasurement of contingent liabilities at fair value, forex gain/(loss) and interest income.

The net revenue in the nine months of 2010 increased by 72.9% and amounted to $7.0 billion compared to $4.0 billion in the nine months of 2009. The operating income rose by 807.0% and amounted to $1.0 billion or 14.86% of the net revenue, compared to the operating income of $114.3 million or 2.83% of the net revenue in the nine months of 2009.

For the nine months of 2010, Mechel’s consolidated net income attributable to shareholders of Mechel OAO increased by 236.0% to $462.3 million compared to the consolidated net loss attributable to shareholders of Mechel OAO of $339.8 million in the nine months of 2009.

The consolidated adjusted EBITDA in the nine months of 2010 increased by 233.0% to $1.4 billion, compared to $416.8 million in the nine months of 2009. Depreciation, depletion and amortization in the nine months of 2010 for the Company were $362.1 million, an increase of 29.3% compared to $280.0 million in the nine months of 2009.

Mining Segment Results For The Nine Months of 2010

			Change
US$ thousand	9M 2010	9M 2009 (1)	Y-on-Y

Revenue from external customers	2,157,884	1,207,239	78.7%

Intersegment sales	594,024	253,844	134.0%

Operating income	839,109	140,646	496.6%

Net income attributable to shareholders of Mechel OAO	534,692	116,133	360.4%

Adjusted EBITDA(2) (3)	1,025,457	275,702	271.9%

Adjusted EBITDA, margin (4)	37.26%	18.87%	—

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moskoks and Mechel-Coke to the Mining segment. In prior periods, they were included in the Steel segment. The comparative data for period of 9 months ended September 30, 2009 was restated accordingly to account for the coke producing facilities in the Mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA cleaned of effects of remeasurement of contingent liabilities at fair value, forex gain/(loss) and interest income.

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output For The Nine Months of 2010 (1)

Product	9M 2010, thousand tonnes	9M 2010 vs. 9M 2009
Coking coal concentrate	8,296	66%

Various types of coal for steel production (2)	1,712	262%

Steam types of coal (3)	6,403	-9%

Iron ore concentrate	3,145	-1%

Coke (4)	2,899	29%

(1) In 1Q 2010 Mechel implemented a new reporting way for coal products output volumes based on the international standards. The data provided includes output volumes of coal products supplied to the market (saleable products).
(2) Data includes output volumes of various types of anthracite and PCI.
(3) Some of the steam coals mined are counted as PCI and included into the “Various types of coal for steel production” line.
(4) Starting from the second quarter we include coke production data to Mining Segment operational results because of transfer of coke production facilities from the Steel segment to the Mining one.

Mining segment’s revenue from external customers for the nine months of 2010 totaled $2.2 billion, or 30.9% of the consolidated net revenue, an increase of 78.7% over net segment’s revenue from external customers of $1.2 billion, or 29.9% of the consolidated net revenue in the nine months of 2009.

The operating income in the mining segment in the nine months of 2010 increased by 496.6% to $839.1 million, or 30.49% of total segment’s revenue, compared to the operating income of $140.6 million, or 9.6% of total segment revenue for the nine months of 2009. The adjusted EBITDA in the mining segment in the nine months of 2010 went up by 271.9% and amounted to $1.0 billion compared to segment’s adjusted EBITDA of $275.7 million in the nine months of 2009. The adjusted EBITDA margin for the mining segment in the nine months of 2010 was 37.26% compared to 18.87% in the nine months of 2009. Depreciation, depletion and amortization in the mining segment amounted to $220.5 million that is 51.5% higher than $145.5 million in the nine months of 2009.

Chief Executive Officer of Mechel Mining Management Company Boris Nikishichev commented on the mining segment’s results: “Positive dynamics of the financial indicators in the mining segment continued in the third quarter. Having returned to the pre-crisis mining volumes and normalized cash cost in the second quarter, we maintained our production at the achieved levels in the third quarter, as sales volumes increased almost in all categories. Most of the sales growth was attributed to coking coal concentrate which is the most valuable product in our mining segment.

In order to insure uninterrupted production of the segment’s operations during the winter period, we have intensified repairs and stripping, which has led to a slight increase in cash costs. In the third quarter we witnessed some correction in prices for coking coal concentrate which was contrasted by growth of steam coal prices. Overall due to the growth in the sales volumes third quarter demonstrated a far better financial results.

We continue to implement a large-scale investment program. The works on construction of railroad to Elga coal deposit are proceeding in accordance with the previously announced plans. At Elga deposit we have already stripped the coal seams and prepared coal for extraction.

Currently we see improving environment for coking coal prices in the global market on the back of floods in Australia and high demand for coal from traditional importers in China and Japan. In these circumstances we feel that we are well positioned to take advantage of the current favorable trends by increasing sales volumes, controlling cash costs and optimizing logistics”.

Steel Segment Results For The Nine Months of 2010

			Change
US$ thousand	9M 2010	9M 2009 (1)	Y-on-Y

Revenue from external customers	4,019,734	2,207,727	82.1%

Intersegment sales	169,941	111,922	51.8%

Operating income / (loss)	190,495	(79,808)	338.7%

Net income / (loss) attributable to shareholders of Mechel OAO	59,193	(262,184)	122.6%

Adjusted EBITDA (2) (3)	293,250	32,540	801.2%

Adjusted EBITDA, margin (4)	7.00%	1.40%	—

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moskoks and Mechel-Coke to the Mining segment. In prior periods, they were included in the Steel segment. The comparative data for period of 9 months ended September 30, 2009 was restated accordingly to account for the coke producing facilities in the Mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA cleaned of effects of remeasurement of contingent liabilities at fair value, forex gain/(loss) and interest income.

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output For The Nine Months of 2010

Product	9M 2010, thousand tonnes	9M 2010 vs. 9M 2009
Pig iron	3,075	13%

Steel	4,496	13%

Rolled products	4,560	18%

Flat products	317	34%

Long products	2,608	5%

Billets	1,635	43%

Hardware	633	32%

Forgings	55	58%

Stampings	70	64%

Mechel’s steel segment revenue from external customers in the nine months of 2010 amounted to $4.0 billion, or 57.6% of the consolidated net revenue, an increase of 82.1% over the net segment’s revenue from external customers of $2.2 billion, or 54.7% of consolidated net revenue, in the nine months of 2009.

In the nine months of 2010 the steel segment’s operating income increased by 338.7% and totaled $190.5 million, or 4.55% of total segment’s revenue, versus the operating loss of $79.8 million, or -3.44% of total segment’s revenue, in the nine months of 2009. The adjusted EBITDA in the steel segment in the nine months of 2010 increased by 801.2% and amounted to $293.3 million, compared to the adjusted EBITDA of $32.5 million in the nine months of 2009. The adjusted EBITDA margin of the steel segment was 7.00% for the nine months of 2010, versus the adjusted EBITDA margin of 1.40% for the nine months of 2009. Depreciation and amortization in steel segment rose by 1.3% from $81.3 million in the nine months of 2009 to $82.4 million in the similar period of 2010.

Commenting on the results of the steel segment Andrey Deineko, Chief Executive Officer of Mechel-Steel Management Company, noted: “The results of the reporting period demonstrate superior performance of the division on all fronts. We have consistently been increasing the volumes of production and sales, successfully optimizing production costs, and improving our subsidiaries’ efficiency.

I would like to particularly note the work of our distribution company Mechel-Service Global. Having expanded its influence from the local Russian market to markets in Western and Eastern Europe, Mechel-Service Global won a distinctive place among Europe’s largest distributors of metal products and service companies. We are constantly expanding our presence, and in the 3rd quarter alone,through acquisition of new warehouse facilities and expansion of old ones, our storage capacity for metal products increased by over 162,000 tonnes, while sales rose up to 890 thousand tonnes, an increase of 20%, compared to the previous quarter.

However, we see that a further increase in the segment’s efficiency will not be only due to its strengthening market position. Growth of the share of high value-added products in our sales, cost-cutting and quality improvement are integral elements of our development strategy. In order to achieve these goals, we continue to implement our comprehensive investment program. This year has seen the completion of the first stage of Izhstal’s modernization, launch of a series of equipment and processing lines at other Group’s subsidiaries. This work will continues. The modernized rolling facilities at Izhstal and the Universal Rolling Mill at Chelyabinsk Metallurgical Plant are principal, but not the only projects to be realized next year.

All these factors along with the improvement of market environment for our metal production allow us to look into the future with optimism and expect a further improvement in our metallurgical division’s financial performance.”

Ferroalloys Segment Results For The Nine Months of 2010

			Change
US$ thousand	9M 2010	9M 2009 (1)	Y-on-Y

Revenue from external customers	330,675	250,111	32.2%

Intersegment sales	124,815	40,512	208.1%

Operating income / (loss)	907	(19,169)	104.7%

Net income / (loss) attributable to shareholders of Mechel OAO	(119,828)	(241,601)	50.4%

Adjusted EBITDA (2) (3)	52,426	26,803	95.6%

Adjusted EBITDA, margin (4)	11.51%	9.22%	—

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moskoks and Mechel-Coke to the Mining segment. In prior periods, they were included in the Steel segment. The comparative data for the period of 9 months ended September 30, 2009 was restated accordingly to account for the coke producing facilities in the Mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA cleaned of effects of remeasurement of contingent liabilities at fair value, forex gain/(loss) and interest income.

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloys Segment Output For The Nine Months of 2010

Product	9M 2010, thousand tonnes	9M 2010 vs. 9M 2009
Nickel	13	10%

Ferrosilicon (65% and 75%)	67	2%

Ferrochrome (65%)	62	18%

Chromite ore concentrate	171	23%

Ferroalloy segment’s revenue from external customers in the nine months of 2010 amounted to $330.7 million, or 4.7% of the consolidated net revenue, an increase of 32.2% compared with segment revenue from external customers of $250.1 million or 6.2% of the consolidated net revenue in the nine months of 2009.

In the nine months of 2010 the operating income in the ferroalloy segment increased by 104.7% and totaled $907 thousand, or 0.2% of total segment’s revenue, versus operating loss of $19.2 million, or -6.6% of total segment’s revenue in the nine months of 2009. The adjusted EBITDA in the ferroalloy segment in the nine months of 2010 increased by 95.6% and amounted $52.4 million, compared to segment’s adjusted EBITDA of $26.8 million in the nine months of 2009. The adjusted EBITDA margin of the ferroalloy segment comprised 11.51% in the nine months of 2010 compared to the adjusted EBITDA margin of 9.22% in the nine months of 2009. Ferroalloy segment’s depreciation, depletion and amortization in the nine months of 2010 was $47.9 million, an increase of 16.8% over $41.0 million in the nine months of 2009.

Gennadiy Ovchinnikov, Chief Executive Officer of Mechel Ferroalloys Management Company, said: “The ferroalloys segment’s financial results substantially improved compared with the same period a year ago. Moreover, during the reported period the segment performed well from the operational point of view. From quarter to quarter we have been increasing the volumes of ferronickel production, maintaining the levels of ferrosilicon production. We also managed to overcome geological difficulties at Voskhod chromites mine. At the moment we are moving towards recovery in chrome ore production to the planned levels and hence increase of ferrochrome output. Growth in chrome ore production volumes have already contributed to the decrease in the cash cost of the product.

The capital expenditure program, which we are implementing, will lead to the further growth of the segment’s performance. We are planning to launch a number of new and modernized units at our facilities next year. In particular, in 2011 we are planning to modernize two out of four existing arc furnaces at Bratsk Ferroalloy Plant. We are preparing to launch a new experimental smelting complex designed on the basis of the most modern technologies at Southern Urals Nickel Plant. Should the equipment tests be successful we may take a decision to revamp the whole processing chain of the plant. Modernization of the segment’s production facilities will allow us to decrease costs, enhance production volumes and improve financial performance of the segment.”

Power Segment Results for The Nine Months of 2010

			Change
US$ thousand	9M 2010	9M 2009 (1)	Y-on-Y

Revenue from external customers	467,854	369,142	26.7%

Intersegment sales	304,388	235,775	29.1%

Operating income	26,372	16,671	58.2%

Net income / (loss) attributable to shareholders of Mechel OAO	8,556	(8,072)	206.0%

Adjusted EBITDA (2) (3)	37,384	25,845	44.6%

Adjusted EBITDA, margin (4)	4.84%	4.27%	—

(1)	In the second quarter of 2010, the Group’s management made a decision to transfer the Group’s coke producing facilities Moskoks and Mechel-Coke to the Mining segment. In prior periods, they were included in the Steel segment. The comparative data for the period of 9 months ended September 30, 2009 was restated accordingly to account for the coke producing facilities in the Mining segment.

(2)	See Attachment A.

(3)	Starting from 2010, Mechel changed the method of EBITDA calculation. Here we give the adjusted EBITDA cleaned of effects of remeasurement of contingent liabilities at fair value, forex gain/(loss) and interest income.

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output For The Nine Months of 2010

Product	Units	9M 2010	9M 2010 vs. 9M 2009
Electric power generation	ths. kWh	2,920,593	28%

Heat power generation	Gcal	4,619,417	6%

Mechel’s power segment revenue from external customers in the nine months of 2010 comprised $467.9 million, or 6.7% of consolidated net revenue, an increase of 26.7% compared with the segment’s revenue from external customers of $369.1 million or 9.2% of consolidated net revenue in the nine months of 2009.

The operating income in the power segment in the nine months of 2010 amounted to $26.4 million, or 3.42% of the total segment’s revenue in the same period, an increase of 58.2% compared to the operating income of $16.7 million, or 2.76% of the total segment’s revenue in the nine months of 2009. The adjusted EBITDA in the power segment in the nine months of 2010 went up by 44.6% totaling $37.4 million, compared to the adjusted EBITDA of $25.8 million in the nine months of 2009. The adjusted EBITDA margin for the power segment amounted to 4.84% compared to 4.27% in the nine months of 2009. Depreciation and amortization in power segment in the nine months of 2010 decreased by 7.08% comparing with the same period in 2009 from $12.15 million to $11.29 million.

Viktor Gvozdev, Chief Executive Officer of Mechel Energo, noted: “The company’s power division continues to consistently increase its efficiency. As compared to the same period last year, we see a positive growth of both production and financial performance. During the 3rd quarter, despite low season, we achieved positive results in operating profit and net profit, significantly increasing the adjusted EBITDA. This was due in part to the measures we took to cut expenses and upgrade equipment. We are prepared for the new heating season and positively assess the division’s perspectives, considering the forthcoming liberalization of the power market.”

Recent Highlights

•	In October 2010 Mechel OAO reported that Sberbank has opened a credit line for Chelyabinsk Metallurgical Plant OAO (CMP). The credit facilities provided will have a 5-year maturity and a 3-year grace period and will be used to refinance the short-term debt.

•	In October 2010 Mechel OAO announced that Bratsk Ferroalloy Plant OOO, which is a part of Mechel group, and Siberian Plant of Electrothermal Equipment have signed contracts to supply four ferroalloy electric furnaces with the capacity of 33 MVA each to replace the existing furnaces. In addition Sibelectrotherm undertakes to supervise installation and commissioning works. The reconstruction will take place during 2011-2012. The contracts’ total value exceeds 1.9 billion roubles.

•	In November 2010 Mechel OAO announced that it has signed an Agreement of Intent with a South Korean company Posco within the framework of the official visit of the President of the Russian Federation Dmitry Medvedev to the Republic of Korea. The Agreement was signed in order to establish mutually beneficial strategic partnership between the companies. In the document the companies express their intention to examine and possibly implement projects in steel, mining and logistics in Russia, the Republic of Korea and third countries.

•	In November 2010 Mechel OAO announced establishing its official representative office in Kiev, Ukraine. The representative office of the company will contribute to the development of Mechel’s business in Ukraine, including supports of its export activities and contacts with state authorities, conducting market research, arranging meetings with business community and searching new business partners.

•	In November 2010 Mechel OAO announced acquisition of 51% stake in the charter capital of Toplofikatsia Rousse AD (TPP “Rousse”), located in the Republic of Bulgaria. As the result Mechel has increased its stake in the charter capital of the power station up to 100% from the previously owned stake of 49%. Consolidation of 100% stake in Toplofikatsia Rousse AD is implemented in line with Mechel’s power segment development strategy.

•	In December 2010 Mechel announced launch of construction of a grinding-mixing complex for Portland blast-furnace slag cement production with 1.6 mln tonnes per annum capacity by its subsidiary, Mechel Materials OOO. The construction is held on the premises of Chelyabinsk Metallurgical Plant OAO. The amount to be invested is estimated at 110 mln euros. The commissioning of a complex is planned for the 2nd quarter of 2012.

•	In December 2010 Mechel announced the launch of its U.S.-based subsidiary Mechel Bluestone’s newest coal processing plant for washing coal mined at the Keystone Operations near Keystone, West Virginia. The K2 plant, worth 12 million dollars in investments, can process annually up to 3 million tonnes of run-of-mine coal. Annual production volume at the first stage is expected to exceed 1 million tonnes. The launch will allow Mechel Bluestone to double its production of low-volatile coking coal.

Yevgeny Mikhel concluded: “The current trends of the Group’s operational and financial results, which we have witnessed this year, indicate that we’ve managed to recover after the crisis, restored operations and brought them to profitable levels. The expected strengthening of demand and improvement in the pricing environment for our main products will also help the company to continue large-scale financing of our strategic investment projects, optimization of the debt portfolio and entering new distribution markets, thus increasing the company’s shareholder value.”

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the nine months of 2010 amounted to $669.4 million, of which $392.5 million was invested in the mining segment, $236.7 million was invested in the steel segment, $33.1 million was invested in the ferroalloy segment and $7.1 million was invested in the power segment.

In the nine months of 2010, Mechel spent $22.5 million on acquisitions, including $18.3 million spent on acquisition of minority interest in our subsidiaries.

As of September 30, 2010 total debt was at $6.9 billion. Cash and cash equivalents amounted to $282.4 million at the end of the nine months of 2010 period and net debt amounted to $6.6 billion (net debt is defined as total debt outstanding less cash and cash equivalents).

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Vladislav Zlenko
Director, Department of Communications
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
vladislav.zlenko@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Nine Months of 2010 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousand	9M 2010	9M 2009
Net income (loss)	462,270	(339,784)

Add:
Depreciation, depletion and amortization	362,115	280,018
Forex gain/loss	(270)	(170,214)
Gain / (loss) from remeasurement of contingent	1,207	(60,801)
liabilities at fair value
Interest expense	437,054	371,514
Interest income	(14,221)	(8,233)
Income taxes	140,018	3,901

Consolidated adjusted EBITDA	1,388,173	416,829

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	9M 2010	9M 2009
Revenue, net	6,976,148	4,034,220

Adjusted EBITDA	1,388,173	416,829

Adjusted EBITDA, margin	19.90%	10.33%

Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars, except share amounts)
	September 30, 2010	December 31, 2009
	(unaudited)
ASSETS
Cash and cash equivalents	$282,361	$414,696
Accounts receivable, net of allowance for doubtful accounts of $74,499 as of September 30, 2010 and $66,764 as of December 31, 2009	568,495	348,323
Due from related parties	492,019	105,076
Inventories	1,548,337	1,035,786
Deferred income taxes	21,639	21,812
Short-term investments in related parties	—	5,855
Prepayments and other current assets	745,891	551,735

Total current assets	3,658742	2,483,283
Long-term investments in related parties	80,630	86,144
Other long-term investments	26,724	23,563
Intangible assets, net	10,984	10,870
Property, plant and equipment, net	5,052,383	4,460,505
Mineral licenses, net	5,016535	5,133,105
Other non-current assets	144,353	67,294
Deferred income taxes	20,992	24,173
Goodwill	872,210	894,374

Total assets	$14,883,553	$13,183,311

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	$1,789,486	$1,923,049
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	590,249	473,903
Advances received	215,617	156,126
Accrued expenses and other current liabilities	265,896	169,617
Taxes and social charges payable	203,120	169,695
Unrecognized income tax benefits	14,117	17,172
Due to related parties	53,388	13,500
Asset retirement obligation, current portion	3,698	5,772
Deferred income taxes	20,312	18,550
Deferred revenue	8,375	439
Pension obligations, current portion	28,006	31,717
Dividends payable	22,706	4,919
Finance lease liabilities, current portion	43,808	35,965

Total current liabilities	3,258,778	3,020,424
Long-term debt, net of current portion	5,102,868	4,074,458
Asset retirement obligations, net of current portion	58,554	53,923
Pension obligations, net of current portion	164,851	152,272
Deferred income taxes	1,428,679	1,453,480
Finance lease liabilities, net of current portion	96,462	58,694
Other long-term liabilities	35,505	39,371
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of September 30, 2010 and December 31, 2009)	133,507	133,507
Preferred shares (10 Russian rubles par value, 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of Septemer 30, 2010 and December 31, 2009)	25,314	25,314
Additional paid-in capital	857,147	874,327
Accumulated other comprehensive loss	(195,680)	(172,400)
Retained earnings	3,627,917	3,188,973

Equity attributable to shareholders of Mechel OAO	4,448,205	4,049,721
Non-controlling interests	289,651	280,968

Total equity	4,737,856	4,330,689

Total liabilities and equity	$14,883,553	$13,183,311

Condensed Consolidated Statements of Income and
Comprehensive Income
(in thousands of U.S. dollars)	For 9 months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
Revenue, net (including related party amounts of $417,397 and $38,655 during nine months 2010 and 2009, respectively)	$6,976,148	$4,034,220
Cost of goods sold (including related party amounts of $811,179 and $6,097 during nine months 2010 and 2009, respectively)	(4,382,008)	(2,810,927)

Gross profit	2,594,140	1,223,293
Selling, distribution and operating expenses:
Selling and distribution expenses	(1,055,506)	(728,026)
Taxes other than income tax	(79,873)	(70,477)
Accretion expense	(4,668)	(5,425)
Loss on write-off of property, plant and equipment	(5,273)	(3,527)
(Allowance) Recovery of allowance for doubtful accounts	(21,800)	19,972
General, administrative and other operating expenses	(390,481)	(321,532)

Total selling, distribution and operating expenses	(1,557,601)	(1,109,015)

Operating income	1,036,539	114,278
Other income and (expense):
Income from equity investments	1,106	659
Interest income	14,221	8,233
Interest expense	(437,054)	(371,514)
Other (expenses) income, net	(90)	82,855
Foreign exchange gain (loss)	270	(170,214)

Total other income and (expense), net	(421,547)	(449,981)

Income (loss) before income tax and noncontrolling interests	614,992	(335,703)
Income tax expense	(140,018)	(3,901)

Net income (loss)	474,974	(339,604)
Less: Net income attributable to noncontrolling interests	(12,706)	(179)

Net income (loss) attributable to shareholders of Mechel OAO	$462,268	$(339,783)
Less: Dividends on preferred shares	(8,780)
Net income (loss) attributable to common shareholders of Mechel OAO	453,488	(339,783)

Net income (loss)	474,974	(339,604)
Currency translation adjustment	(22,494)	(358,423)
Change in pension benefit obligation	(4,761)	(3,538)
Adjustment of available-for-sale securities	4,481	(4,183)

Comprehensive income (loss)	452,200	(705,748)

Comprehensive (loss) income attributable to noncontrolling interests	(13,212)	52,412
Comprehensive income (loss) attributable to shareholders of Mechel OAO	438,988	(653,336)

Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	Nine months ended September 30,
	2010	2009
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income (loss) attributable to shareholders of Mechel OAO	462,269	(339,605)
Net income (loss) attributable to noncontrolling interests	12,705	(179)

Net income (loss)	$474,974	$(339,784)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	255,912	225,897
Depletion and amortization	106,203	54,121
Foreign exchange (gain) loss	(270)	170,214
Deferred income taxes	(18,530)	(50,480)
Allowance (recovery of allowance) for doubtful accounts	22,476	(19,972)
Change in inventory reserves	(23,915)	(189 169)
Accretion expense	2,813	1,016
Loss on write-off of property, plant and equipment	5,273	3,527
Change in undistributed earnings of equity investments	(1,106)	(659)
Non-cash interest on long-term tax and pension liabilities	11,077	12,141
Loss on sale of property, plant and equipment	324	2,478
Gain on sale of investments	(1,435)	(105)
Gain on accounts payable with expired legal term	(2,021)	(2,693)
Gain on fogiveness of fines and penalties	—	(1,241)
Amortization of loan origination fee	27,307	29,459
Gain resulting from remeasurement of the transferred preferred stock	—	(60,801)
Loss resulting from accreation and remeasurement of contingent liability	1,207	—
Pension service cost, amortization of prior service cost and actuarial loss, other expenses	9,462	7,477
Net change before changes in working capital	869,751	(158,574)

Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(222,917)	(27,493)
Inventories	(449,719)	596,444
Trade payable to vendors of goods and services	(18,008)	(75,873)
Advances received	58,124	(21,306)
Accrued taxes and other liabilities	87,889	116,092
Settlements with related parties	(342,482)	(16,062)
Deferred revenue and cost of inventory in transit, net	463	12,189
Other current assets	(182,428)	91,230
Advanced payments to non-state pension funds	(1,165)	(9,672)
Unrecognized income tax benefits	(3,050)	(4,965)
Net cash (used in) provided by operating activities	(203,542)	502,010

Cash Flows from Investing Activities
Acquisition of HBL, less cash acquired	—	(8,387)
Acquisition of the BCG Companies, less cash acquired	—	9,812
Acquisition of other investments, less cash acquired	—	(5,519)
Acquisition of Nerungribank, less cash acquired	13,059	—
Acquisition of SC Donau Commodities SRL and Laminorul, less cash acquired	(11,040)	—
Acquisition of Ramateks, less cash acquired	(2,640)	—
Acquisition of Femax, less cash acquired	(1,144)	—
Acquisition in WNL Staal B.V., less cash acquired	(2,448)	—
Investments in asset trust management	—	(30,788)
Proceeds from asset trust management	7,153	—
Proceeds from disposal of investments in affiliates	—	2,069
Proceeds from disposal of non-marketable securities	9,822	6,913
Short-term loans issued and other investments	(272,683)	(136,902)
Proceeds from short-term loans issued	177,634	106,897
Proceeds from disposals of property, plant and equipment	5,646	809
Purchases of mineral licenses	—	(1,164)
Purchases of property, plant and equipment	(669,432)	(344,773)
Net cash used in investing activities	(746,073)	(401,033)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	1,477,447	985,611
Repayment of short-term borrowings	(2,502,824)	(3,367,699)
Proceeds from long-term debt	3,115,996	2,537,477
Repayment of long-term debt	(1,216,728)	(49,041)
Acquisition of noncontrolling interests in subsidiaries	(18,328)	(11,389)
Repayment of obligations under finance lease	(60,701)	(15,949)
Net cash provided by financing activities	794,862	79,010

Effect of exchange rate changes on cash and cash equivalents	22,419	(26,123)
Net (decrease) increase in cash and cash equivalents	(132,334)	153,864

Cash and cash equivalents at beginning of period	414,696	254,838
Cash and cash equivalents at end of period	$282,362	$408,702